SEC  1745  (02-02)  Potential  persons who are to respond to the  collection  of information  contained in this form are not required to respond  unless the
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                              Home Federal Bancorp
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   436926 10 9
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No.  436926 10 9

1. Names of Reporting Persons.

   I.R.S. Identification Nos. of above persons (entities only).
   John K. Keach, Jr.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

  (a) N/A
  (b)

3. SEC Use Only

4. Citizenship or Place of Organization United States of America

5. Sole Voting Power 145,506

6. Shared Voting Power 78,519

7. Sole Dispositive Power 145,506

8. Shared Dispositive Power 78,519

9. Aggregate Amount Beneficially Owned by Each Reporting Person 224,025 Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) N/A

11.Percent of Class Represented by Amount in Row (9)   5.0%

12. Type of Reporting Person (See Instructions)

    IN

Item 1.

(a) Home Federal Bancorp

(b) 501 Washington Street, Columbus, Indiana 47201

Item 2.

(a) John K. Keach, Jr.

(b) c/o Home Federal Bancorp, 501 Washington Street, Columbus, Indiana 47201

(c) United States of America

(d) Home Federal Bancorp Common Stock, without par value

(e) 436926 10 9

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

    N/A

Item 4.  Ownership

(a) 224,025

(b) 5.0%

(c) (i)   145,506
    (ii)   78,519
    (iii) 145,506
    (iv)   78,519

Item 5.  Ownership of Five Percent or Less of a Class

    N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company or Control
         Person

    N/A

Item 8.  Identification and Classification of Member of the Group

    N/A

Item 9.  Notice of Dissolution of Group

    N/A

Item 10. Certification

    N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         February 13, 2004
                                         Date

                                         By:/s/ John K. Keach, Jr.
                                                John K. Keach, Jr.